United States securities and exchange commission logo





                             June 23, 2021

       Gregg Coccari
       Chief Executive Officer
       Udemy, Inc.
       600 Harrison Street, 3rd Floor
       San Francisco, California 94107

                                                        Re: Udemy, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed May 26, 2021
                                                            CIK No. 0001607939

       Dear Mr. Coccari:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus summary, page 1

   1. We note references to your revenue growth throughout the registration statement, including at pages 1
and 3. At each instance, please balance discussion of your revenue growth with disclosure
of your net losses for FY2019 and FY2020 and accumulated
                                                        deficit.
   2. Please revise, where appropriate, to clarify the meaning of the terms "contextual bandits"
                                                        and "deep learning."
 Gregg Coccari
FirstName
Udemy, Inc.LastNameGregg Coccari
Comapany
June       NameUdemy, Inc.
     23, 2021
June 23,
Page 2 2021 Page 2
FirstName LastName

Integrating our UB offering with employees' workflow, page 6

3. Please clarify the meaning of the statement that you intend to "expand [y]our offering to integrate with existing employee learning-and-development workflows." Successfully executing on our land-and-expand strategy, page 6

4. We note the relatively low percentage of total available seats contracted for in your enterprise customer base. Please clarify, where appropriate, why you believe that this relatively low percentage is indicative of a promising growth opportunity rather than a lack of customer interest in this product.
If we fail to maintain and expand our relationships with enterprise customers, page 17

5. Please file your material agreements with enterprise customers, if any, and describe the material terms of such agreements.
Our platform relies on a limited number of key instructors, page 17

6. Please reconcile your disclosure about your reliance on a limited number of key instructors with your disclosure throughout the prospectus about your broad range of courses and instructors. In this regard, your risk factor disclosure appears to contradict a competitive strength emphasized in your disclosure narrative.
We operate in a highly competitive market, page 17

7. Please reconcile your disclosure in the third paragraph of this risk factor about competitors soliciting your instructors with disclosure elsewhere in the prospectus that content creators are required to enter into exclusivity agreements. In this regard, please expand your discussion of the breadth, scope, and limitations of the exclusivity clause.
The COVID-19 pandemic could affect our business, page 19

8. Please revise here and elsewhere as appropriate to quantify the increase in your sales during the pandemic, as well as pandemic-related expenses. In addition, please specifically address the likelihood that your revenues may regress to the mean and/or such expenses will not decrease once the global pandemic ends.
We may need to change our pricing model for our platform's offerings, page 20

9. We note disclosure throughout your prospectus about your artificial intelligence, machine learning, and learner incentives. Based on this disclosure, it appears that you believe your analytics provide useful insight into optimizing customer engagement. Accordingly, please revise your prospectus for consistency with your statement in this risk factor that you have limited experience determining optimal prices and contract length for your platform's offerings.
 Gregg Coccari
FirstName
Udemy, Inc.LastNameGregg Coccari
Comapany
June       NameUdemy, Inc.
     23, 2021
June 23,
Page 3 2021 Page 3
FirstName LastName
Business, page 82

10. We note your reference here and in the summary to an "aligned incentive model" which incentivizes instructors. Please revise to explain the incentive structure. Specifically, describe the incentives that are offered to your instructors (other than customer feedback), the specific behavior that is encouraged, and the pecuniary benefit (or otherwise) that is realized by an average instructor under your incentive program. If the incentives are, as suggested in the third to last paragraph on page four, limited to customer data and metrics, please revise your disclosure to remove any implication that the incentives available to instructors are monetary bonuses. On the other hand, if you incentives are, in fact, bonuses payable in addition to standard fees earned by instructors per course, please disclose. For example, we note disclosure in the second-to-last bullet on page 87 that you reward instructors for being first to address in-demand topics. Please explain.
Industry, page 82

11. Please revise under the sub-headings "Relevance" and "Breadth" to more fully describe the strengths and weaknesses of the so-called publisher model. While it seems that your discussion relates to shortcomings related to hard copy publishing of text books or other written materials, your disclosure does not say so explicitly. To the extent that the publisher model includes digital information published on free or paid learning websites, it is unclear why you believe publishers would not be able to react quickly to changing landscapes and updated information. Please explain.
Our Solution, page 84

12. Please revise to disclose the cost, length and features of your various subscription models, including termination features. In addition, please disclose your retention and renewal rates.
13. We note your reference in the final paragraph of this sub-section on page 85 to immersive learning experiences. Please revise, where appropriate, to explain what these experiences entail, their significance to your business model, anticipated growth opportunities, and current pricing. While your current disclosure indicates that immersive learning experiences are premium services, your disclosure lacks specificity. Please revise accordingly.
Global distribution and reach with strong brand value, page 87

14. We note your disclosure that you are adept at quickly and efficiently entering new markets. Please revise, where appropriate, to explain the process by which you select new markets and expand into them, discussing relevant costs and milestones as applicable.
15. Please revise, where appropriate, to quantify the significant earnings potential available to instructors. In this regard, we note disclosure at page 63 that your approximately 56,000
 Gregg Coccari
Udemy, Inc.
June 23, 2021
Page 4
       instructors earned $161.4 million in 2020. Please disclose the mean and median earnings per instructor.
Unmatched content generation engine, page 87

16. Please revise to substantiate your statement that your content generation is unmatched or revise to express this sentiment as your belief. Make corresponding revisions throughout the prospectus, as appropriate, to remove or substantiate claims that your services are unmatched, unparalleled, or similar comparative terms.
Sales and Marketing, page 91

17. Please revise to disclose the terms of your material agreements, if any, with consumer, enterprises and instructors, including strategic partnerships.
Executive officers and directors, page 95

18. Please provide a professional biography for your chief executive officer for the past five years, including from 2017 to 2019.
Index to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Deferred Revenue, page F-16

19.    We note your disclosure    Remaining performance obligations include
unearned revenue,
       multi-year contracts with future installment payments and certain unfulfilled orders against accepted customer contracts at the end of any given period. Please clarify for us in further detail the nature of each of these performance obligations. You may contact Aamira Chaudhry at (202) 551-3389 or Joel Parker at
(202) 551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                             Sincerely,
FirstName LastNameGregg Coccari
                                                             Division of
Corporation Finance
Comapany NameUdemy, Inc.
                                                             Office of Trade &
Services
June 23, 2021 Page 4
cc:       Tony Jeffries
FirstName LastName